APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

I Eaze Eats LLC Balance Sheet - unaudited For the period ended 7/31/20

	Current Period		Prior Period	
	N/A		**N/A**	
ASSETS		0		0
Current Assets:		0		0
Cash	$	-	$	-
Petty Cash		-		-
Accounts Receivables		-		-
Inventory		-		-
Prepaid Expenses		-		-
Employee Advances		-		-
Temporary Investments		-		-
Total Current Assets		-		-
Fixed Assets:				
Land		-		-
Buildings		-		-
Furniture and Equipment		-		-
Computer Equipment		-		-
Vehicles		-		-
Less: Accumulated Depreciation		-		-
Total Fixed Assets		-		-
Other Assets:				
Trademarks		-		-
Patents		-		-
Security Deposits		-		-
Other Assets		-		-
Total Other Assets		-		-
TOTAL ASSETS	$	-	$	-
LIABILITIES				
Current Liabilities:				
Accounts Payable	$	-	$	-
Business Credit Cards		-		-
Sales Tax Payable		-		-
Payroll Liabilities		-		-
Other Liabilities		-		-
Current Portion of Long-Term Debt		-		-
Total Current Liabilities		-		-
Long-Term Liabilities:				
Notes Payable		-		-

Mortgage Payable			-		-
Less: Current portion of Long-term debt			-		-
Total Long-Term Liabilities			-		-
EQUITY					
Capital Stock/Partner's Equity			-		-
Opening Retained Earnings			-		-
Dividends Paid/Owner's Draw			-		-
Net Income (Loss)			-		-
Total Equity			-		-
TOTAL LIABILITIES & EQUITY		$	-	$	-
Balance Sheet Check			-		-

I, Christian Cameron-Haskins, certify that:

1. The financial statements of Wrap-A-Lots included in this Form are true and complete in all material respects; and
2. The tax return information of Wrap-A-Lots has not been included in this Form as Wrap-A-Lots was formed on 06/18/2020 and has not filed a tax return to date.

Signature

DocuSigned by:

Christian Cameron-Haskins

6943AD944E64463...

Name: Christian Cameron-Haskins

Title: CEO